ATOMIC DESIGN, LLC

Unaudited Financial Statements For Year Ended December 31, 2016

January 19, 2018



Independent Accountant's Review Report

To Management
Atomic Design, LLC
Kansas City, MO

We have reviewed the accompanying balance sheet of Atomic Design, LLC. as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 19, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ATOMIC DESIGN LLC
BALANCE SHEET
DECEMBER 31, 2016
_____

ASSETS

CURRENT ASSETS

Cash	$	11,558
TOTAL CURRENT ASSETS		11,558

NON-CURRENT ASSETS

Fixed Assets, Net	433,547
Software, Net	138,889
Goodwill	50,000
TOTAL NON-CURRENT ASSETS	622,436
TOTAL ASSETS	633,994

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	8,362
Other Current Liabilities	5,550
TOTAL CURRENT LIABILITIES	13,912

NON-CURRENT LIABILITIES

Note Payable	455,239
TOTAL LIABILITIES	469,151

MEMBERS' EQUITY

Contributed Capital	168,096
Retained Earnings (Deficit)	(3,253)
TOTAL MEMBERS' EQUITY	164,843
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 633,994

ATOMIC DESIGN LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Operating Income		
Sales	$	376,958
Cost of Sales		62,033
Gross Profit		314,924
Operating Expense		
General & Adminstrative		151,647
Payroll		65,157
Contract Services		51,339
Amortization		34,059
Depreciation		32,826
Advertising		12,702
		347,730
Net Income from Operations		(32,806)
Other Income (Expense)		
Interest Expense		(19,797)
Property Tax		(8,521)
Loss on Sale of Assets		(1,235)
Net Income	$	(3,253)

ATOMIC DESIGN LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(3,253)
Change in Accounts Payable		(5,024)
Change in Other Liabilities		5,550
Change in Accumulated Depreciation		30,330
Change in Accumulated Amortization		31,988
Net Cash Flows From Operating Activities		59,591
Cash Flows From Investing Activities		
Change in Fixed Assets		15,992
Net Cash Flows From Investing Activities		15,992
Cash Flows From Financing Activities		
Change in Note Payable		(13,583)
Change in Note Fees		3,306
Change in Contributed Capital		94,469
Change in Retained Earnings		(163,028)
Net Cash Flows From Investing Activities		(78,836)
Cash at Beginning of Period		14,810
Net Increase (Decrease) In Cash		(3,252)
Cash at End of Period	$	11,558

ATOMIC DESIGN LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

_____

	Contributed Capital	Retained Earnings	Total
Equity as of December 31, 2015	$ 197,023	$ 38,083	$ 235,106
Net Income		(3,253)	(3,253)
Distributions	(28,926)	(38,083)	(67,009)
Equity as of December 31, 2016	$ 168,096	$ (3,253)	$ 164,843

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Atomic Design, LLC ("the Company") is a limited liability company organized under the laws of the State of Missouri. The Company develops and sells software as a service ("SaaS").

Subsequent to December 31, 2016, the Company sold certain assets to ClassApps, LLC, a related entity under common management and control. ClassApps, LLC will conduct an equity crowdfund offering during 2018 which will not involve Atomic Design, LLC.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes assets with an original purchase price of $500 or more, and a useful life of at least one year. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2016, the Company's fixed assets consisted of a building, a vehicle, furniture, computers, and other business related equipment. Fixed assets are stated net of accumulated deprecation as of December 31, 2016 of $97,743.

Software

Prior to 2016, the Company acquired the rights to an online survey software package from another company. The Company will amortize the cost of the software over management's estimate of its useful life. As of December 31, 2016, Software included accumulated amortization of $311,111.

Goodwill

The Company capitalized Goodwill related to its acquisition of software prior to 2016. Goodwill is not amortized, but is periodically tested for impairment. As of December 31, 2016, the Company recognized no impairment loss related to goodwill.

Sales Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue consists of income from software sales, support and maintenance services, and consulting.

Cost of Sales

Cost of Sales consists of computer server costs, freight, merchant account fees, and a de minimis amount of refunds and credits for customer returns.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of Missouri. The Company has elected subchapter S corporation treatment for federal income tax purposes. All items of income and expense are passed to the members of the Company and reported on their individual returns. The Company's federal income tax filings for 2014, 2015, and 2016, will remain subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively.

NOTE C- DEBT

The Company has a mortgage loan ("the mortgage") outstanding which is secured by the building the Company occupies. The mortgage has a 25 year amortization period, with a rate of interest that adjusts every three years (currently 4.2%). The next adjustment will occur in November of 2018.

NOTE D- LLC MEMBER LIABILITY

Atomic Design, LLC is a limited liability company. As such, the financial liability of members of the Company is limited to each member's contribution of capital.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 19, 2018, the date that the financial statements were available to be issued.